EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED

PRICES C$400 MILLION IN 3 YEAR NOTES

CALGARY, ALBERTA – DECEMBER 13, 2007 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) has priced C$400 million principal amount of 5.50% unsecured notes due December 17, 2010 which have been sold to investors in Canada. The notes were sold at a price of C$99.951 per note to yield 5.518% to maturity.

Net proceeds from the sale of the notes will be used to repay bank indebtedness. RBC Capital Markets was co-lead and sole bookrunner, and Scotia Capital acted as co-lead on the offering. BMO Capital Markets and CIBC World Markets acted as co-managers.

The sale of the notes was the first issuance under the short form Canadian base shelf prospectus dated September 25, 2007 that allows for the issuance of debt securities in an aggregate principal amount of up to C$3 billion.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.